Exhibit 99.1

2018 Annual Report and

Notice of Annual General Meeting

London: Thursday, March 21, 2019: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces that its 2018 Annual Report together with the Notice of Annual General Meeting and the Form of Proxy have been posted to shareholders.  The documents can be accessed from the website of Chi-Med (www.chi-med.com).

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products. Its Innovation Platform, Hutchison MediPharma, has about 420 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in oncology and autoimmune diseases. It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market, Chi-Med is headquartered in Hong Kong and majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1). For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
	Mark Lee, Senior Vice President	+852 2121 8200
	Annie Cheng, Vice President	+1 (973) 567 3786
	David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
	Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
	UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
	Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Hong Kong & Asia ex-China	– Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
	Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
	Richard Gray / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500